                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               LORAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          LOCKHEED MARTIN CORPORATION
                          LAC ACQUISITION CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of class of securities)

                                  543859 10 2
                     (CUSIP number of Class of Securities)

                             FRANK H. MENAKER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT

                                with a copy to:

                            PETER ALLAN ATKINS, ESQ.
                               LOU R. KLING, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as may be amended from time to time, the "Schedule 14D-1") of LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), filed on January 12, 1996 with the Securities and Exchange Commission (the "Commission") in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value $.01 per share, of Loral Corporation (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 7, 1995 by and among the Company, Purchaser and Lockheed Martin.

  Purchaser and Lockheed Martin have made certain minor corrections to the Offer to Purchase, dated January 12, 1996 (which was filed with the Commission on January 12, 1996 as Exhibit (a)(1) to the Schedule 14D-1), prior to the initial distribution to the stockholders of the Company of the printed offer to purchase. Accordingly, the Purchaser and Parent are hereby amending and supplementing the Schedule 14D-1 to add as an exhibit thereto a copy of the final printed version of such Offer to Purchase, as set forth below:

ITEM 11.  Material to be Filed as Exhibits.

  Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

    Exhibit (a)(9)       Offer to Purchase, dated January 12, 1996 (final
                         printed version)

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1996                   LOCKHEED MARTIN CORPORATION

                                          By: /s/ Marcus C. Bennett
                                            ___________________________________
                                            Name: Marcus C. Bennett
                                            Title:Senior Vice President and
                                                  Chief Financial Officer

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1996                   LAC ACQUISITION CORPORATION

                                          By: /s/ Frank H. Menaker, Jr.
                                            ___________________________________
                                            Name: Frank H. Menaker, Jr.
                                            Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
Exhibit (a)(9)  Offer to Purchase, dated January 12, 1996 (final printed version)